Exhibit (a)(1)(I)

For Immediate Release

Copart Announces Final Results of Its Tender Offer

Copart Acquires 6,254,061 Shares at $36.00 Per Share

Dallas, TX (July 10, 2015) – Copart, Inc. (NASDAQ: CPRT) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Monday, July 6, 2015.

Based on the final count by the depositary for the tender offer, Copart accepted for payment an aggregate of 6,254,061 shares of its common stock at a purchase price of $36.00 per share for a total value of $225.1 million. These shares represent approximately 4.9 percent of the shares issued and outstanding. The depositary will promptly pay for the shares accepted for purchase.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated June 4, 2015, in which the Company offered to purchase up to 13,888,888 shares at a price not greater than $36.00 per share and not less than $34.75 per share, filed with the Securities and Exchange Commission on June 4, 2015, as amended on June 24, 2015 and July 7, 2015.

The information agent is Georgeson Inc. and the depositary is Computershare Trust Company, N.A. For questions and information regarding the tender offer, please call the information agent at 1-800-932-9864.

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some states, to end users. Copart remarkets the vehicles through Internet sales utilizing its VB3 technology. Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships and others as well as cars sourced from the general public. The company currently operates in the United States and Canada (www.copart.com), the United Kingdom (www.copart.co.uk), Brazil (www.copart.com.br), Germany (www.copart.de), the United Arab Emirates and Bahrain (www.copartmea.com), and Spain (www.autoresiduos.com). Copart links sellers to more than 750,000 members in over 150 countries worldwide through its multi-channel platform. Copart was recently ranked at the top of Deloitte’s “Exceptional 100” list of companies, which reviewed U.S. publicly traded companies based upon a multidimensional approach to measuring financial performance. For more information, or to become a Member, visit www.copart.com.

Contact:	Wendy Ganey, Assistant to the Chief Financial Officer
972-391-5043 or wendy.ganey@copart.com